Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
ModernaTX, Inc.	Delaware
Brizo Ltd.	Bermuda
Moderna Securities Inc.	Massachusetts
ModernaTX, Ltd.	United Kingdom